ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

February 24, 2014	Nathan D. Briggs
T+1 202 626 3909
F+1 202 383 9308
nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Edward P. Bartz, Kenneth Ellington, and Chad D. Eskildsen

Re:	DoubleLine Funds Trust (the “Trust”) File Nos. 333-164298 and 811-22378

Dear Messrs. Bartz, Ellington, and Eskildsen:

This is in regard to our telephone conversation on January 28, 2014 regarding the staff’s (the “Staff”) oral comments on the Trust’s annual report to shareholders for the period ended March 31, 2013 (the “Annual Report”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2013.

You requested that written responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments on the Annual Report and the Trust’s responses thereto are set forth below.

1.

Comment: Reference is made to the Report of Independent Registered Accounting Firm from PricewaterhouseCoopers LLP filed as Exhibit 77b to Form N-SAR on May 29, 2013, which does not appear to be the report required to be filed pursuant to Item 77(b) of Form N-SAR (i.e., the accountant’s report on internal control). Please file an amended Form N-SAR with the correct exhibit required by Item 77(b) of Form N-SAR.

Response: The Trust filed the correct report as exhibit 77(b) to an amended Form N-SAR on February 21, 2014 (Acc. no: 0001325358-14-000129).

2.

Comment: The Schedule of Investments for the DoubleLine Multi-Asset Growth Fund (“MAG”) reflects that MAG held two written credit default swap positions as of March 31, 2013. Please confirm supplementally that MAG segregates or earmarks liquid assets equal to the notional value of its written credit default swap positions.

Response: MAG segregates assets with respect to its derivatives positions in a manner it considers consistent with Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials.

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3.

Comment: The Schedule of Investments for MAG reflects that MAG held a number of total return swap positions as of March 31, 2013. Please confirm that MAG did not have any unrealized appreciation or depreciation with respect to those positions as of March 31, 2013 or provide information supplementally with respect to the Fund’s unrealized appreciation or depreciation relating to those positions as of that date.

Response: MAG’s total return swap positions as of March 31, 2013 were new positions that were effected at the close of business on the last business day prior to quarter end and therefore had not yet experienced any unrealized appreciation or depreciation.

4.

Comment: Please review the financial statements for DoubleLine Core Fixed Income Fund and MAG and explain supplementally whether the table shown in Note 2 to the Financial Statements that disclosed the reconciliation of investments in which significant unobservable inputs were used in determining fair value (the “reconciliation table”) should have reflected additional information regarding DoubleLine Core Fixed Income Fund’s and MAG’s holdings of Level 3 securities as of March 31, 2013. See, for example, the related disclosure for DoubleLine Total Return Bond Fund on pages 58 and 59 of the Annual Report.

Response: The Level 3 holdings of MAG and DoubleLine Core Fixed Income Fund as of March 31, 2013, respectively, were less than 1% of the Fund’s net assets and therefore were not reported in the reconciliation table because such amounts are considered immaterial for purposes of disclosure, consistent with industry accounting practices in this regard.

5.

Comment: If DoubleLine Core Fixed Income Fund and DoubleLine Total Return Bond Fund were subject to the potential recoupment of advisory fees and/or certain reimbursed operating expenses by DoubleLine Capital LP (the “Adviser”) as of March 31, 2013, please explain supplementally whether those Funds were party to the expense limitation arrangements described in Note 3 to the Financial Statements on page 60 of the Annual Report or other similar arrangements.

Response: As of March 31, 2013, DoubleLine Core Fixed Income Fund and DoubleLine Total Return Bond Fund were not subject to ongoing expense limitation arrangements with the Adviser and therefore were not included in the description of the expense limitation arrangements in effect at the time of the Annual Report referenced in this Comment. However, each Fund is party to an expense limitation agreement that was effective during prior periods, and, pursuant to such agreement, the Adviser is eligible to recapture a portion of the Fund’s fees or reimbursed operating expenses from those periods, as disclosed in the Annual Report.

6.

Comment: Reference is made to Note 7 to the Financial Statements on page 63 of the Annual Report including information regarding capital share transactions. In future annual and semi-annual reports to shareholders on Form N-CSR, please include information regarding capital share transactions for the two fiscal years presented in the Statement of Changes of Net Assets.

Response: The requested disclosure will be made in the next report to shareholders filed on Form N-CSR.

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7.

Comment: Reference is made to the footnote that follows the table within “Hypothetical Example for Comparison Purposes” on page 71 of the Annual Report. In future annual and semi-annual reports on Form N-CSR, please state the actual number of days in the most recent six- and twelve-month periods, as applicable, used to calculate the expense ratios in the table, in accordance with Item 27(d)(1) of Form N-1A.

Response: The requested change will be made in the next report to shareholders filed on Form N-CSR.

8.

Comment: The financial statements for DoubleLine Total Return Bond Fund and DoubleLine Low Duration Bond Fund indicate each Fund had investments in non-agency collateralized mortgage obligations (“CMOs”) that exceeded 25% of the value of each Fund’s total assets as of March 31, 2013. Please either adopt a policy for each Fund stating that the Fund will concentrate in non-agency mortgage-backed securities, bring each Fund’s investments into compliance with the Fund’s current policy to not concentrate in a single industry or group of industries, or explain supplementally whether such investments are consistent with each Fund’s disclosure regarding its investment policies with respect to the concentration of its assets in any industry.

Response: The Trust respectfully submits that each Fund’s investments in mortgage-backed and asset-backed securities is consistent with its long-standing fundamental investment policies and its prospectus and SAI disclosures.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.